Exhibit 99.1

Bragg Gaming Group Announces Further Restructuring to Accelerate Path to Cash Generation and a More Focused Business

Additional reduction of approximately 19% of global workforce expected to deliver ~€6 million in incremental annualized cost savings, on top of measures announced in January 2026

Toronto, July 9 2026 - Bragg Gaming Group Inc. (NASDAQ: BRAG, TSX: BRAG) (“bragg” or the “Company”), a leading iGaming content and technology provider, today announced a further set of organizational and operational measures designed to improve its cost structure, sharpen its strategic focus, and accelerate its path to becoming a sustainable cash-generative business.

The measures include a reduction of approximately 19% of the Company's global workforce. bragg anticipates annualized cash savings from these measures of approximately €6 million once fully implemented. These savings are anticipated to be incremental to the approximately €4.5 million in annualized cash savings anticipated in connection with the strategic restructuring previously announced on January 8, 2026 (the “Prior Restructuring”). Taken together, these measures are expected to deliver approximately €10.5 million of annualized cash savings.

The Company expects to incur costs related of approximately €0.6 million, associated with personnel-related termination costs, in the second half of 2026 in connection with the restructuring measures announced today, which costs are incremental to the expected costs of the Prior Restructuring.

Together, these steps position bragg as a leaner, more focused organization concentrated on its core technology, content, and platform products, and better structured to capitalize on growth opportunities as the global iGaming industry continues to regulate and mature.

"We believe that the steps we took at the start of the year were the right ones for the business, and today we are going further," said Matevž Mazij, Chief Executive Officer at bragg. "These measures are designed to deliver focus, discipline, execution and cash generation. By combining a more focused organization with the acceleration of our AI-First transformation, we are structurally improving our costs while continuing to protect the technology, content and people that drive our competitive advantage. The measures announced today build directly on the restructuring we announced in January and move us decisively toward sustained cash generation — leaving bragg leaner, sharper and well positioned for growth and the market consolidation opportunities we see ahead as the industry further regulates. I want to sincerely thank the colleagues who are leaving bragg for their dedication and contribution."

Cautionary Statement Regarding Forward-Looking Information

This news release contains forward-looking statements or “forward-looking information” within the meaning of applicable securities laws in Canada and the United States (“forward-looking statements”), including, without limitation, statements regarding the plans, objectives and expectations of management with respect to the Company, including the Company’s anticipated cost savings from its strategic restructuring, its ability to generate cash and its ability to capitalize on growth opportunities. Forward-looking statements are provided for the purpose of presenting information about management’s current expectations and plans relating to the future and allowing readers to get a better understanding of the Company’s anticipated financial position, results of operations, and operating environment. Often, but not always, forward- looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or describes a “goal”, or variation of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

The purpose of disclosing such forward-looking information is to provide investors with more information concerning the financial results that the Company currently believes are achievable based on the assumptions below. Readers are cautioned that the information may not be appropriate for other purposes. While these targets are based on underlying assumptions that management believes are reasonable in the circumstances, readers are cautioned that actual results may vary materially from those described above.

All forward-looking statements contained in this news release reflect the Company’s beliefs and assumptions based on information available at the time the statements were made. Actual results or events may differ from those predicted in these forward-looking statements. All of the Company’s forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions listed below. Although the Company believes that these assumptions are reasonable, this list is not exhaustive of factors that may affect any of the forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include assumptions regarding: the impact of the restriction measures discussed herein, the regulatory regime governing the business of the Company; the operations of the Company; the products and services of the Company; the Company’s customers; the growth of the Company’s business; the integration of technology by the Company; and the anticipated size and/or revenue associated with the gaming market globally. Forward-looking statements involve known and unknown risks, future events, conditions, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, prediction, projection, forecast, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, the following: risks related to the Company’s business and financial position; that the Company may not be able to execute on partnership agreements; risks associated with general economic conditions; adverse industry events; future legislative and regulatory developments; the inability to access sufficient capital from internal and external sources; the inability to access sufficient capital on favorable terms; realization of growth estimates, income tax and regulatory matters; the ability of the Company to implement its business strategies; competition; economic and financial conditions, including volatility in interest and exchange rates, equity prices; changes in customer demand; disruptions to our technology network including computer systems and software; natural events such as severe weather, fires, floods and earthquakes; risks related to health pandemics and the outbreak of communicable diseases and other factors described under “Risk Factors” in the Company’s annual information form and the current interim and annual management’s discussion and analysis. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events, or otherwise, except in accordance with applicable securities laws.

About Bragg Gaming Group

Bragg Gaming Group, “bragg” (NASDAQ: BRAG, TSX: BRAG) crafts igaming environments that elevate player experiences. By combining battle-tested regulatory expertise with smart technology and captivating games and gaming worlds, bragg delivers a proven revenue engine for operators and an unforgettable experience for players.

The bragg product suite includes:

●	casino games: Featuring bragg studios game experiences, as well as aggregated and bespoke IP crafted for bragg by partner studios
●	fuze™: Real-time behavioural intelligence that maps player journeys to reduce churn and maximize lifetime value.
●	bragg hub: A single integration aggregating the industry's best games from bragg’s premium in-house studios and third-party games houses
●	bragg PAM: A proven, scalable platform that simplifies operations across markets.

Licensed and operational in 30+ regulated markets globally, including the U.S., Canada, LatAm, and Europe, bragg is engineered for igaming players and built for operator growth.

Join bragg on LinkedIn

Contacts:

For investor relations, please contact:

Robbie Bressler
investors@bragg.group
or
+1- 647-480-1591

For media enquiries or interview requests, please contact:

press@bragg.group

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